EXHIBIT 99.1


              2004 ANNUAL REPORT ON THE HOME ENTERTAINMENT INDUSTRY



                  [GRAPHIC PHOTO CIRCLED BY TEXT WHICH READS:]
                    VIDEO GAMES o DVD oTECHNOLOGY o GROWTH o
                        RENTAL o SELL THROUGH o HARDWARE





                                  VSDA graphic


                       Video Software Dealers Association



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MARKET OVERVIEW

HOLLYWOOD MILKS ITS CASH COW

The combined consumer spending in the home video market (sales and rentals) in 2003 was $22.2 billion, according to Video Business Magazine, with DVD revenue alone at more than $16 billion. Consumers spent a total of $8.2 billion renting product and $16 billion buying VHS cassettes and DVD discs. By comparison, the total take for the theatrical box office was slightly more than $9 billion, with USA Today reporting box office admissions faltering in 2003 by 100 million admissions (or 4%) compared to 2002 - the first dip in more than 10 years.

In 2003 home video contributed 60% of the major U.S. movie studios' revenues based on 275 feature films released, according to ABN-AMRO. Theatrical box office accounted for 23%, and various forms of TV licensing fees - pay-cable, pay-per-view and broadcast - totaled 17%.

FROM BOX OFFICE TO VIDEO BOX

Home video remains the first major window of release following a film's box office run. The number of days continues to shrink between a film's theatrical release and its arrival on home video with the sizable budgets spent on the theatrical campaign benefiting the home video marketing push as well, while the title remains fresh in the public consciousness.

In 2003, the average "time to video market" for Hollywood movies with more than $25 million in box office - as calculated by industry statistician Ralph Tribbey of DVD Release Report - was 153 days, or five months, with some studios in 2004 releasing selected titles to DVD as soon as three to four months after their theatrical debut.

HARDWARE PENETRATION IN NEARLY EVERY HOME

VCR players continue to be household fixtures. The analog format - compared to the digital technology that distinguishes DVD - is present in more than 90% of U.S. homes. It's common for younger children to "inherit" the family's aging VCR as older siblings and parents move up to DVD, so children's programs tend to be strongest among VHS rentals and purchases.

DVD players are well on their way to becoming household fixtures as well. According to the Digital Entertainment Group (DEG), 57 million households or over 53% of U.S. households had DVD players by the end of 2003. The DEG predicts that by the end of 2004, two out of every three homes will have a DVD player.

DVD DRIVES THE TRAIN

DVD currently is the undisputed engine driving growth in home entertainment and looks to continue propelling the industry for at least the next five years, by most estimates. DVD software shipments totaled 1 billion units in 2003, says the DEG report, the first calendar year that benchmark has been attained, bringing cumulative shipments since the format's introduction in 1997 to 2.4 billion copies.

DVD is a popular form factor primarily because it is an extension of the standard-issue compact disc (CD), and so is familiar, easy to use (without the moving parts of a videocassette), convenient, compact, and easily transported and stored.

2003 STUDIO MARKET SHARE (DVD & VHS)
[pie chart with percentages]

Warner                              20%
Buena Vista                         20%
Columbia                            12%
Fox                                 10%
Universal                           9%
Paramount                           9%
DreamWorks                          5%
MGM                                 5%
Lions Gate/Artisan                  4%
Other                               6%

Source: VB Research from studio sources, Rentrak's Home Video Essentials; consumer spending on sales and rentals. DVD & VHS


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RICH AND THIN

Those are its physical attributes, but what sets DVD even further apart from videotape is its unique, rich content that takes the consumer beyond the feature-length film itself for a glimpse into the inner workings of Hollywood. Supplemental materials include directors' comments on a secondary audio track, featurettes on the "making of" the film, deleted scenes, and "outtakes." There are nearly 30,000 DVD titles available of which almost 40 titles shipped more than 5 million copies each in 2003.

DVD VS. OTHER MEDIA

DVD has noticeably affected other forms of entertainment. In a July 2003 Centris survey of DVD households, 13% said they have gone to the movies less since they began watching DVDs, while 10% have ordered fewer pay-per-view movies and 11% watch fewer movies on commercial television.

Once-invulnerable commercial TV is getting squeezed by the nationwide embrace of packaged media, points out USA Today. It cites figures showing "hours spent with video" in the average household increasing by 18% from 1997 to 2002.

Based on research by Veronis, Suhler, Stevenson, USA Today says the 67 hours a year home viewers watched discs in 2003 will increase by 46% during the next four years, to 98 hours per year. By sharp contrast, says the paper, TV viewing will gain only 3% and movie-going 8%, while music listening will drop by 19%.

The USA Today article also featured anecdotal interviews with consumers who said they intentionally skip seeing most movies in theatres to wait until the DVDs are released.

TV, DVD & VCR HHS 2003-2004 [bar graph]
---------------------------

           TV hhs      DVD hhs     VCR hhs
          -------      -------     -------
                    (in millions)

2003       108.3        55.6       100.8

2004       110          68.6       102.8

Source: Kagan World Media


TOTAL CONSUMER SPENDING 2001 - 2003 [bar graph]
-----------------------------------

2001           $18.6 billion

2002           $20.5 billion

2003           $22.2 billion

Source: 2001, Adams Media Research & VSDA's VidTrac
2002 & 2003 Video Business Research & Rentrak's Home Video Essentials


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THE SELL-THROUGH MARKET

SELL-THROUGH SPENDING 2001 - 2003 [bar graph]
---------------------------------

2001           $10.2 billion

2002           $12.1 billion

2003           $14.0 billion

Source: 2001 Adams Media Research, 2002 & 2003 Video Business Research


SELL-THROUGH SPENDING 2003 BY FORMAT [pie chart showing percentages]
------------------------------------

VHS            15% $2.1 billion

DVD            85% $14 billion


Source: Video Business Research

SOARING SALES

Consumers added to their movie libraries in record-breaking numbers, spending $2.1 billion buying VHS cassettes and $11.9 billion purchasing DVDs. The 2003 total of $14 billion in sales is a 16% increase over the $12.1 billion consumers spent in 2002.

A January 2004 article by USA Today noted that the top selling DVD of 2003, Disney's Finding Nemo, sold close to 20 million units in its first two months of release - at an average $17 apiece while the top selling CD of 2003 (GET RICH OR DIE TRYIN', by rap artist 50-Cent) sold 6.5 million copies in a full year at an average price of $13.98. The home video market - VHS and DVD sales combined - is now twice as large in dollar volume as the CD market.

Overall, according to Adams Media Research, the typical household with a set-top DVD player (not including homes whose only DVD drive is in a PC) bought nearly 16 discs in 2003, an annual average that is not expected to decline significantly during the next few years, holding at 14 discs per year through 2008.

Those purchase rates are two to three times the average number of VHS titles purchased annually at that format's peak in 1996. Pricing is a primary factor: by year-end 2003, consumers were spending an average of $20 to buy a DVD, a decline of more than $5 from DVD's average street price in 1999 .

Combined with continued penetration of DVD drives into more homes, the strong purchase habit will see total consumer spending to own DVDs reach $20 billion annually by 2007, up from the 2003 estimate of $12 billion and the 2004 forecast of almost $15 billion. As the highly collectible DVD format continues to push VHS off the shelves due to the shift in consumer demand, the market-wide trend is towards sales. Adams Media Research estimates that 2003 DVD sales revenue represented 82% of the total $16.3 billion in DVD spending. In contrast, the rental share of total DVD dollars is expected to remain flat over the next five years.


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NEW AND PREVIOUSLY-VIEWED PRODUCT:
FIERCE COMPETITION FOR CONSUMER DOLLARS

In 2003, discounters and warehouse stores combined captured 65% of the sell-through dollars while the video specialists' share of the sell-through market was 15%.

Even when specialists tly to compete with the so-called big box stores and their deep discounts, it means having to give up profit margin while carrying the cost of providing full selvice to those in their customer base who may want to own a certain title.

Where video retailers have found the Golden Goose is in the sale of previously viewed copies of DVDs and videocassettes generating positive ROI and satisfying consumer demand among the most price-conscious consumers.

VIDEO STORE MAGAZINE'S Market Research projects that previously viewed tape and disc sales alone could surpass $1 billion by the end of 2004, compared with $860 million in 2003, $377 million in 2002 and less than $200 million in 2001. As retailers stock more copies of each title to satisfy demand, this vehicle should continue to playa primary role in helping to tum over inventory.

                                DVD BUYER PROFILE

AGE: 16% 18-24, 27% 25-34, 25% 35-44, 16% 45-54, 10% 55+

RACE: 61% White. 12% Black, 14% Hispanic, 1% Asian, 2% Native American,
1 % Other

EDUCATION: 29% High school, 24% Some College, 18% College

EMPLOYMENT STATUS: 72% Employed, 23% Not employed

MARITAL STATUS: 56% Married, 28% Single, 12% Widowed

HOUSEHOLDS W/CHILDREN: 52%

Source: Centris


Adams Media Research has projected total video sell-through consumer spending for the years 2004 through 2013 as follows:

2004    $16,000,000
2005    $17,000,000
2006    $18,000,000
2007    $20,000,000
2008    $21,000,000
2009    $22,000,000
2010    $22,500,000
2011    $23,000,000
2012    $24,000,000
2013    $24,500,000


                           2003 TOP 10 SELLING TITLES

Rank             Title                    Studio          Release    Revenue (M)
----    ----------------------------      -----------     -------    ----------
1       Finding Nemo                      Buena Vista     Nov. 4       $398.3

2       Lord of the Rings:                New Line        Aug. 26       305.4
        The Two Towers

3       Pirates of the Caribbean:         Buena Vista     Dec. 2        259.7
        The Curse of the Black Pearl

4       Harry Potter and the              Warner          Apr. 11       218.1
        Chamber of Secrets

5       My Big Fat Greek Wedding          HBO             Feb. 11       164.8

6       The Indiana Jones Collection      Paramount       Oct. 21       158.1

7       The Lion King Special Edition     Buena Vista     Oct. 7        154.4

8       The Matrix Reloaded               Warner          Oct. 4        151.0

9       Signs                             Buena Vista     Jan. 7        140.0

10      Sweet Home Alabama                Buena Vista     Feb. 4        128.7


Source: Video Business Research from studio sources




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(C) 2004 Video Software Dealers Association